                                                                    EXHIBIT 99.1

                                                                   [JACADA LOGO]


NEWS RELEASE FINAL


                   JACADA REPORTS 2002 SECOND-QUARTER RESULTS
                  IMPLEMENTS COST-REDUCTIONS AND REORGANIZATION


ATLANTA, JULY 25, 2002 - Jacada Ltd. (Nasdaq: JCDA), the leading provider of legacy extension and integration solutions, today reported results for the second quarter 2002.

         Total revenue for the 2002 second quarter was $5.3 million, compared to $6.0 million in the 2002 first quarter. Software license revenue was $2.2 million, compared to $2.9 million in the 2002 first quarter. Service and maintenance revenues were $3.1 million in the 2002 second quarter, unchanged from the 2002 first quarter.

         Gross margin for the 2002 second quarter was $4.1 million, or 77% of revenues, compared to $4.6 million, or 76% of revenues, in the 2002 first quarter. Net loss for the quarter was $1.2 million, or $(0.07) per share, compared to a net loss of $786,000, or $(0.04) per share, in the 2002 first quarter. At the end of the 2002 second quarter, cash, cash equivalents, short-term deposits, and marketable securities were $41.6 million, unchanged from the end of the 2002 first quarter.

         For the six-month period ended June 30, 2002, revenue was $11.4 million; gross margin was $8.7 million, or 76% of revenues; and net loss was $
2.0 million, or $(0.11) per share.

         In the three and six month periods ended June 30, 2001, revenue was $6.8 million and $14.6 million, respectively; gross margin was $5.0 million and $11.0, respectively; and net loss was $1.8 million, or $(0.10) per share, and $2.1 million, or $(0.11) per share, respectively.

         Jacada also announced today major cost reductions and a restructuring aimed at aligning expenses to near-term and projected business levels, as well as supporting new sales and marketing initiatives. As part of this plan, Jacada has initiated a reduction in workforce of approximately 25%, which is expected to reduce operating expenses by approximately $6.0 million on an annualized basis.


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

Included in this plan was the elimination of the position of president of Jacada Inc., overseeing Jacada's North American operations which was previously held by Peter Fausel. Gideon Hollander, CEO of Jacada Ltd., will assume the responsibilities of the position. Staff reductions were implemented across all departments company-wide.

         "Our actions reflect the reality of difficult market conditions being experienced by the majority of companies in the technology sector," said Gideon Hollander. "Although we continue to see demand for our legacy integration and extension technology, we are seeing a change in buying patterns, which includes longer procurement cycles and smaller average deal sizes. We anticipate that these buying patterns will continue. As a result, Jacada is reorganizing its sales force and implementing new cost-effective ways to market and deliver its products and services as well as to reach a broader market."

         "Jacada has become the leading vendor for legacy extension and integration, and it is our goal to maintain and expand that leadership position and become a one-stop-shop for all legacy access and integration needs," said Hollander. "Despite the cost reductions and restructuring, Jacada continues to expand and enhance its product and service offerings to meet the rapidly changing market demands."

         Hollander continued, "We are encouraged by the number of deals we were able to close in the first and second quarters, which indicates to us that there is a continuing need for our products and services. Companies continue to be cautious with major capital expenditures and tend to procure products and services in a phased approach. We anticipate increased follow-on business from our new customers as market conditions improve."

         During the second quarter, Jacada secured direct and indirect business with customers such as Airline Tariff Publishing Company, Banca Popolare di Milano, Bayer AG, Invitrogen, Lesco, Maersk, NCS Pearson, Real Property Identification, State of Tennessee, Superdrug, TNT Logistics, and Unigroup, among others.

         "Jacada continues to benefit from its partner channel," said Mike Potts, president of Jacada Ltd. "Most notably in the second quarter, Jacada partnered with SeeBeyond to finalize a transaction with Banca Popolare di Milano
(BPM). BPM selected Jacada Integrator to provide legacy integration for its Multi-Channel Banking System, a project that consolidates all banking and financial applications onto a unified Linux platform." Jacada Integrator will be the primary connection between the bank's legacy applications and the IBM WebSphere e-commerce front-end that will serve as the main interface for over 10,000 internal and external users, including customers, employees and partners.


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

         Hollander noted Jacada's cash position of $41.6 million has remained unchanged during the past nine months. "With our exceptional balance sheet, we believe we are in an excellent position to capitalize on opportunities to further expand our market share and emerge an even stronger company as market conditions improve," concluded Hollander.

         About Jacada - Jacada Ltd. is the leading provider of legacy integration and web-enablement solutions that address the need for extending and integrating legacy systems, automating enterprise workflow, and delivering a universal user interface for new and existing applications. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Delta Air Lines, The Federal Reserve Bank, Porsche Cars North America, Prudential Insurance Company of America, and the US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

         This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variation thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada Contacts:
Ann Conrad
770-352-1310 ext 382
aconrad@jacada.com

and
Phil Bourdillon
Silverman Heller Associates
310-208-2550
bourdillon@sha-ir.com


                                    -- END --


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




CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                            JUNE 30,       DECEMBER 31,
                                                                              2002             2001
                                                                           ----------      ------------
                                                                            UNAUDITED         AUDITED
                                                                           ----------      ------------
   ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                     $ 8,141        $ 5,982
Short-term bank deposits                                                        4,916             --
Marketable securities                                                          24,654         35,660
Trade receivables (net of allowance for doubtful accounts of $658 and
  $1,022 at June 30, 2002 and December 31, 2001, respectively)                  3,621          4,261
Other current assets                                                              636            626
                                                                              -------        -------

Total current assets                                                           41,968         46,529
                                                                              -------        -------

LONG-TERM INVESTMENTS:
Marketable securities                                                           3,892             --
Severance pay fund                                                                612            567
Long-term other assets                                                            100            203
                                                                              -------        -------

Total long-term investments                                                     4,604            770
                                                                              -------        -------


PROPERTY AND EQUIPMENT, NET                                                     3,395          3,632
                                                                              -------        -------

OTHER ASSETS, NET:
Technology (net of accumulated amortization of $229 and $95
 at June 30, 2002 and December 31, 2001, respectively)                          1,111          1,245
Goodwill                                                                        4,283          4,283
                                                                              -------        -------

Total other assets                                                              5,394          5,528
                                                                              -------        -------

                                                                              $55,361        $56,459
                                                                              =======        =======


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
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                            JUNE 30,        DECEMBER 31,
                                                                              2002             2001
                                                                           ----------       -----------
                                                                            UNAUDITED         AUDITED
                                                                           ----------       -----------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                                              $    598         $    750
Deferred revenues                                                              3,279            2,065
Accrued expenses and other liabilities                                         3,680            4,089
                                                                            --------         --------

Total current liabilities                                                      7,557            6,904
                                                                            --------         --------

LONG-TERM LIABILITIES:
Accrued severance pay                                                          1,002              967
Accrued expenses                                                                 161               --
                                                                            --------         --------

Total long-term liabilities                                                    1,163              967
                                                                            --------         --------

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
  Authorized: 30,000,000 shares as of June 30, 2002 and December 31,
   2001; Issued and outstanding: 18,562,530 and 18,537,704
   shares as of June 30, 2002 and December 31, 2001, respectively                 54               54
Additional paid-in capital                                                    68,500           68,486
Deferred stock compensation                                                      (44)             (71)
Accumulated other comprehensive gain                                              41               --
Accumulated deficit                                                          (21,910)         (19,881)
                                                                            --------         --------

Total shareholders' equity                                                    46,641           48,588
                                                                            --------         --------

                                                                            $ 55,361         $ 56,459
                                                                            ========         ========


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
CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                            SIX MONTHS ENDED                     THREE MONTHS ENDED                 YEAR ENDED
                                                JUNE 30,                               JUNE 30,                      DECEMBER 31,
                                    --------------------------------        --------------------------------        ------------
                                        2002                 2001               2002                2001                2001
                                    ------------------------------------------------------------------------        ------------
                                                                  UNAUDITED                                            AUDITED
                                    ------------------------------------------------------------------------        ------------
Revenues:
   Software license                 $      5,165        $      7,037        $      2,244        $      2,996        $     10,930
   Services                                2,696               4,947               1,235               2,446               8,986
   Maintenance                             3,505               2,585               1,858               1,321               5,630
                                    ------------        ------------        ------------        ------------        ------------

Total revenues                            11,366              14,569               5,337               6,763              25,546
                                    ------------        ------------        ------------        ------------        ------------

Cost of revenues:
   Software license                          121                 325                   4                 181                 520
   Services                                1,905               2,418                 887               1,224               4,859
   Maintenance                               663                 869                 331                 404               1,705
                                    ------------        ------------        ------------        ------------        ------------

Total cost of revenues                     2,689               3,612               1,222               1,809               7,084
                                    ------------        ------------        ------------        ------------        ------------

Gross profit                               8,677              10,957               4,115               4,954              18,462
                                    ------------        ------------        ------------        ------------        ------------

Operating expenses:
   Research and development                3,053               3,044               1,550               1,617               6,446
   Sales and marketing                     5,454               8,181               2,761               4,218              14,619
   General and administrative              2,588               2,752               1,256               1,581               5,679
   Non-recurring charges                      --                 417                  --                  --               2,846
                                    ------------        ------------        ------------        ------------        ------------

Total operating expenses                  11,095              14,394               5,567               7,416              29,590
                                    ------------        ------------        ------------        ------------        ------------

Operating loss                            (2,418)             (3,437)             (1,452)             (2,462)            (11,128)
Financial income, net                        389               1,356                 209                 635               2,330
                                    ------------        ------------        ------------        ------------        ------------

Loss before taxes on income               (2,029)             (2,081)             (1,243)             (1,827)             (8,798)
Taxes on income                               --                  --                  --                  --                  (7)
                                    ------------        ------------        ------------        ------------        ------------

Net loss                            $     (2,029)       $     (2,081)       $     (1,243)       $     (1,827)       $     (8,791)
                                    ============        ============        ============        ============        ============

Basic net loss per share            $      (0.11)       $      (0.11)       $      (0.07)       $      (0.10)       $      (0.48)
                                    ============        ============        ============        ============        ============

Weighted average number of
   Shares used in computing
   Basic net loss per share           18,550,035          18,450,780          18,559,810          18,465,852          18,465,127
                                    ============        ============        ============        ============        ============

Diluted net loss per share          $      (0.11)       $      (0.11)       $      (0.07)       $      (0.10)       $      (0.48)
                                    ============        ============        ============        ============        ============


Weighted average number of
   Shares used in computing
   Diluted net loss per share         18,550,035          18,450,780          18,559,810          18,465,852          18,465,127
                                    ============        ============        ============        ============        ============

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